Exhibit 99.3

19 October 2021

Market Announcements Office

Australian Securities Exchange Limited

20 Bridge Street SYDNEY NSW 2000

Dear Ms,

Results of 2021 Annual General Meeting

Opthea Limited (ASX: OPT)

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Karen Adams
Company Secretary

Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria  3141, Australia

A.C.N. 006 340 567 l Telephone: +61 3 9826 0399 l Website: www.opthea.com

OPTHEA LIMITED

2021 Annual General Meeting

Tuesday, 19 October 2021

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U applies
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Re-Election of Director - Mr Michael Sistenich	Ordinary	156,027,253 97.63%	725,640 0.45%	3,066,982 1.92%	314,457	159,220,554 99.54%	738,726 0.46%	314,457	Carried
2 Re-Election of Director - Mr Lawrence Gozlan	Ordinary	156,038,526 97.55%	870,140 0.54%	3,051,982 1.91%	173,684	159,216,827 99.45%	883,226 0.55%	173,684	Carried
3 Election of Director - Dr Julia Haller	Ordinary	156,577,488 97.97%	193,672 0.12%	3,057,556 1.91%	305,616	159,764,913 99.87%	203,208 0.13%	305,616	Carried
4 Election of Director - Ms Judith Robertson	Ordinary	156,389,577 97.85%	388,882 0.24%	3,051,982 1.91%	303,891	159,571,428 99.75%	398,418 0.25%	303,891	Carried
5 Adoption of remuneration report	Ordinary	145,985,457 96.39%	3,806,889 2.51%	1,659,345 1.10%	3,414,406	147,763,121 97.48%	3,819,975 2.52%	3,414,406	Carried
6 Approval and adoption of amended and restated long-term incentive plan	Ordinary	155,805,163 97.38%	1,089,864 0.68%	3,105,221 1.94%	134,084	159,032,253 99.31%	1,099,400 0.69%	134,084	Carried
7 Approval of issue of performance rights awarded to rights awarded to Dr Megan Baldwin	Ordinary	122,475,564 78.41%	30,644,239 19.62%	3,081,293 1.97%	93,838	125,678,726 80.39%	30,653,775 19.61%	93,838	Carried
8 Issue of options to Dr Julia Haller under the nonexecutive director share and option plan	Ordinary	124,217,601 77.65%	32,681,359 20.42%	3,101,370 1.93%	134,002	127,440,158 79.58%	32,691,577 20.42%	134,002	Carried
9 Issue of options to Ms Judith Robertson under the non-executive director share and option plan	Ordinary	124,209,563 77.64%	32,689,841 20.43%	3,100,970 1.93%	133,958	127,431,720 79.58%	32,700,059 20.42%	133,958	Carried
10 Election of Director - Dr Jeremy Levin	Ordinary	122,695,684 77.98%	31,683,412 20.14%	2,955,975 1.88%	571,226	125,769,978 79.87%	31,696,498 20.13%	571,226	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.